

Mail Stop 3720

September 30, 2008

Anthony M. Servidio
Chief Executive Officer
Juma Technology, Corp.
54 Toledo Street
Farmingdale, NY 11735

  Re: Juma Technology Corp.
          Form 10-KSB for the Year Ended December 31, 2007, as amended
          File No. 0-51058

Dear Mr. Servidio:

        We have completed our review of your Form 10-KSB and related filings
and do not, at this time, have any further comments.

                        Sincerely,

                        Kyle Moffatt
                        Accountant Branch Chief